QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

       We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 333-199133, No. 333-214595 and No. 333-219292) of Alibaba Group Holding Limited of our report dated June 15, 2017, except with respect to our opinion on the consolidated financial statements insofar as it relates to the effects of the change in the presentation of deferred income taxes as discussed in Note 2(ai), Note 3 and Note 7, as to which the date is November 24, 2017 relating to the financial statements and the effectiveness of internal control over financial reporting, which appears in this report on Form 6-K.

/s/ PricewaterhouseCoopers
PricewaterhouseCoopers
Hong Kong, November 24, 2017

QuickLinks

  Exhibit 99.3
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM